Exhibit A

Ceragon Networks Signs Multi-Year Agreement with TELE2 Russia

Ceragon to Provide Carrier-Grade, Wireless Backhaul Solutions for Multiple Networks

Paramus NJ, October 6, 2010 - Ceragon Networks (NASDAQ: CRNT), the provider of high-capacity, 4G/LTE-ready wireless backhaul networks, today announced a multi-year agreement for microwave systems with TELE2, Russia.  With this agreement, Ceragon is helping TELE2 subsidiaries in Russia to build out multiple high-capacity, carrier-grade networks to backhaul voice and data traffic for mobile telephony and broadband internet access. Shipments relating to this agreement are already underway.

TELE2 AB Subsidiaries in Russia are subdivisions of one of Europe’s leading telecommunications companies. For the past several years, TELE2 Russia has been installing new cellular networks all throughout Russia. With 17.3 million customers in 37 regions, TELE2 Russia is the fourth largest mobile operator in the country.

TELE2 Russia’s objective is to offer premium communication services to customers at affordable prices. The operator chose Ceragon’s FibeAir IP-10 platform, a cost-effective, high-capacity wireless backhaul solution that serves a wide range of capacity requirements, from a single base station to traffic-intensive hub sites. FibeAir IP-10 provides best-in-class microwave radio performance, and enables simplified network design and maintenance, which further reduces CAPEX and OPEX. When paired with Ceragon’s RFUs (Radio Frequency Units), network traffic and spectral efficiency are further optimized, providing more capacity per Hz and longer link spans.

 “Ceragon’s microwave solutions provide TELE2 with a highly reliable, cost-efficient backhauling solution,” said Ritvars Krievs, CTO of TELE2 Russia. “The unique features of the FibeAir IP-10 help minimize network costs in selected areas while maintaining the high-quality services TELE2 customers expect.”

“Operators that serve diverse geographical areas such as TELE2 subsidiaries in Russia, must plan their networks carefully to ensure high customer service and a positive ROI,” said Ira Palti, President and CEO of Ceragon. “Ceragon’s FibeAir IP-10 solutions enable TELE2 Russia to build out their backhaul networks cost-effectively, with the best use of spectrum assets, fewer network elements, and improved network uptime.”

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is a leading provider of high capacity LTE/4G ready wireless backhaul solutions that enable cellular operators and other wireless service providers to deliver voice and data services, such as Internet browsing, music and video applications. Our wireless backhaul solutions use microwave technology to transfer large amounts of telecommunication traffic between base stations and the core of the service provider’s network. Designed to enable risk-free migration from legacy to next-generation backhaul networks, our solutions provide fiber-like connectivity for circuit-switched, or SONET/SDH, networks, next generation Ethernet/Internet Protocol, or IP-based, networks, and hybrid networks that combine circuit-switched and IP-based networks. Our solutions support all wireless access technologies, including GSM, CDMA, EV-DO, HSPA, LTE and WiMAX. These solutions allow wireless service providers to cost-effectively and seamlessly evolve their network from circuit-switched and hybrid concepts to all IP thereby meeting the increasing demands by the growing numbers of subscribers and the increasing demand for mobile data services. We also provide our solutions to businesses and public institutions that operate their own private communications networks. Our solutions are deployed by more than 200 service providers of all sizes, as well as in hundreds of private networks, in more than 130 countries. More information is available at www.ceragon.com.

Ceragon Networks®, CeraView®, FibeAir®, the FibeAir® design mark and Native2® are registered trademarks., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Join the discussion,

Company and Investor Contact: Yoel Knoll Ceragon Networks Ltd. Tel. 201-853-0228 yoelk@ceragon.com	Media Contact: Karen Quatromoni Rainier Communications Tel. 508-475-0025 x150 kquatromoni@rainierco.com